May 18, 2005



Mail Stop 0306

William Lockwood, President
Ovation Products Corporation
395 Dunstable Road
Nashua, New Hampshire 03062


Re:	Ovation Products Corporation
	Registration Statement on Form 10-SB
      Amendment No. 2 Filed April 28, 2005
	File No.  0-51145

Dear Mr. Lockwood:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Prior comments refers to our letter dated April 7, 2005.
Page
references are to the marked copy furnished.


The Water Purification and Treatment Industry - Page 4

1. Refer to prior comment 3. Please supplementally provide support for the industry data in the first three paragraphs of this section.
Mark the material to identify the portion(s) you are submitting as support. If the sources are proprietary, supplementally demonstrate that you have authorization to use this information.

Ovation` Technology - Page 6

2. Refer to prior comment 5. Please revise the disclosure to be more readily understood by readers not familiar with water distillation technology. For example, we note the references to "Q Loss" and "BTU/HR." As another example, clarify the relationship between the steps on page 6 and the diagram on page 5.

Industrial Waste Stream Applications - Page 8

3. Refer to prior comment 1. Please discuss the material terms of the agreement, such as the Schedule 3, the sales price and the reduced unit cost, and the term of the agreement. Also, discuss the reasons for the delays.

Ovations`s Technology - Page 8

4. Refer to prior comment 9. Please tell us where you responded to the third sentence.

S.J. Electro Systems, Inc. - Page 33

5. Refer to prior comment 2. Please tell us where you responded to the last sentence.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Alan Morris at (202) 551-3601 or me at (202)
551-3602 with any other questions.


Sincerely,



Thomas Jones
Senior Counsel


cc.  Anna T. Pinedo (Morrison & Foerster)
VIA FAX (212) 468-7900
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William Lockwood, President
Ovation Products Corporation
May 18, 2005
Page 2